[Letterhead of Davis Polk & Wardwell LLP]

Martin A. Wellington

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2018 tel 650 752 3618 fax martin.wellington@davispolk.com

April 26, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N. E.

Washington, D.C. 20459-7010

Attention:	Mr. Larry Spirgel, Assistant Director
Mr. Paul Fischer, Staff Attorney
Ms. Celeste M. Murphy, Legal Branch Chief
Ms. Sharon Virga, Staff Accountant
Mr. Dean Suehiro, Senior Staff Accountant

Re:	Pandora Media, Inc.
Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-172215)
Filed April 4, 2011

Ladies and Gentlemen:

We are submitting this letter on behalf of Pandora Media, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 13, 2011 (the “Comment Letter”) relating to the above-referenced Amendment No. 2 (“Amendment No. 2”), filed April 4, 2011, to the registration statement on Form S-1 of the Company (the “Registration Statement”), originally filed February 11, 2011, and the prospectus contained therein. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, including the prospectus contained therein. For your convenience, we are providing by overnight delivery to the Staff a courtesy package which includes 10 copies of Amendment No. 3, five of which have been marked to show changes from Amendment No. 2.

For ease of review, we have set forth below each of the comments numbered 1 through 11 as set forth in the Comment Letter, together with the Company’s responses thereto. All page numbers in the response below refer to Amendment No. 3, except as otherwise noted.

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General

1.	We note your response to comment four from our letter dated March 10, 2011, and that you have included with your supplemental materials consents to reference reports prepared for the Company that are not publicly available. Please confirm that you will include consents from these parties as exhibits to your registration statement on Form S-1.

Response: The Company respectfully advises the Staff that, although it submitted third-party consents to its citation of industry statistics from reference reports along with the supplemental materials provided to the Staff, none of these third-party reports was prepared specifically for use in the Registration Statement or for the Company’s benefit. The Company did not commission any of these reports, nor provide any compensation to the third parties that prepared these reports, other than payment of standard subscription fees applicable to any purchaser of such reports. All of the reports are available to the public upon payment of the standard subscription fees. By including these third-party consents in the supplemental materials provided to the Staff, the Company did not intend to imply otherwise. As such, the Company does not plan to file such consents as exhibits to the Registration Statement.

Management’s Discussion and Analysis, page 44

Overview, page 44

2.	We note your response to comment 16 from our letter dated March 10, 2011. As we previously requested, please disclose the number of active users of your mobile version service. Tell us why you do not use this information to identify registered users with multiple accounts or inactivity.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 10, 14, 43, 45, 46 and 54.

Liquidity and Capital Resources, page 56

Critical Accounting Policies and Estimates, page 59

3.	We note your response to comment 22 from our letter dated March 10, 2011 and your revised disclosure. In order to assess the need for expanded disclosure, please tell us about the factors that gave rise to the significant increase in your allowance for doubtful accounts and bad debt expense for fiscal year ended January 31, 2011 as disclosed in Note 4.

Response: The Company respectfully advises the Staff that its allowance for doubtful accounts and bad debt expense increased during the fiscal year ended January 31, 2011 due to several factors. The Company’s accounts receivable balance increased by approximately $23.0 million, or more than 120%, from January 31, 2010 to January 31, 2011 as a result of rapid sales growth. In conjunction with this increase in sales and receivables, the Company’s customer base grew as it established relationships with new national and local advertisers. As a result, the number of customers with outstanding receivables increased by approximately 80% from January 31, 2010 to January 31, 2011, which introduced additional risk that the Company may experience increased levels of bad debt expense associated with this recently broadened customer base. In addition, as mentioned in response to comment 22 from the Staff’s letter dated March 10, 2011, the Company conducts sales and collections primarily through agencies who are granted a period of time to collect from the advertiser before remitting payment to the Company. Though the advertiser remains ultimately liable for the payment in the event the agency is unable to collect,

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an increase in the Company’s sales activities with these agencies has led to an increased degree of aging in its receivable balances. The Company believes that this increased degree of aging may increase the challenge of collecting the associated receivables and has therefore reserved for the possible existence of bad debt in these cases based on the aging of our receivables. Lastly the Company has specifically identified certain receivables that it believes are not collectible due to circumstances that include aged receivables that have been sent to third-party collection agencies and invoices under dispute.

As of January 31, 2011 the Company’s allowance for doubtful accounts represented approximately 1.2% of gross accounts receivable. The Company expects to maintain an allowance for doubtful accounts within this relative range barring unforeseen changes in its business practices or in the specific facts and circumstances of individual receivables.

Stock Option Grants and Common Stock Valuations, pages 61-63

4.	We note your response to comment 24 from our letter dated March 10, 2011. For your stock options granted in October 2010, please expand your disclosure to include the information in your response as well as the details used in the option-pricing and initial public offering scenario.

For your stock options granted in December 2010 and January and February 2011, we note that your revenue increased to $47,641 for the quarter ended January 31, 2011 from $37,689 for the previous quarter—an increase of more than 26%. Although your Total costs and expenses increased by more than 33%, the significant increases occurred in three line items, Marketing and sales increased by almost 48%, General and administrative increased by over 29% and Content acquisition increased by almost 32%. Please tell us why these three items increased at a faster pace than revenues. In reviewing the quarterly data on page 53, we note that there have been quarters where revenue has declined yet Content acquisition has increased, such as the quarter ended April 30, 2010. We also note that your Marketing and sales expenses as well as General and administrative have increased substantially in the last two quarters of the fiscal year ended January 31, 2011. Please explain in detail the causes for the disproportionate increases.

Furthermore, we note that your options were granted on the following dates:

•	December 8, 2010

•	January 26-27, 2011

•	February 8, 2011

The values for the options granted on these dates were determined by your Board of Directors without the benefit of an independent third party valuation analysis and that you had selected the underwriters for your offering in mid-January 2011. Please tell us the date when you selected your underwriters and please provide us with the dates at which you commenced discussions with underwriters regarding undertaking an IPO. We continue to believe that the value of your stock should not have remained the same during this period. We note the fact that an updated independent valuation led to a value of $6.35 per share on February 28, 2011. The facts stated to justify the change at that time would certainly have been applicable at the time of the January 2011 grants which occurred approximately 2 weeks before you filed your IPO and within days of year end. Please revisit your valuations or provide us with specifics that justify your values.

4	April 26, 2011

Response: The Company respectfully advises the Staff that it is the Company’s practice to obtain an independent third-party valuation analysis estimating the fair value of its common stock when sufficient changes in facts or circumstances suggest that the value of its common stock may have changed. The valuations are performed using a consistent methodology that gives consideration to two models: an option-pricing model and an initial public offering (“IPO”) scenario model. The option-pricing model includes estimates of the Company’s discounted cash flows using its latest internal forecasts, discount rates used for early stage, high-growth companies in similar industries, and revenue multiples for comparable companies as the basis for the terminal value. The IPO scenario includes estimates of the Company’s expected market capitalization based on management’s estimates and judgments as well as the then-current market valuations of comparable entities, and the estimated timing of a potential IPO. A weighting is then applied to the results of these analyses based on the then-current likelihood of the completion of an IPO.

The Company obtained a valuation report as of October 31, 2010 (the “October 31 Report”), which gave a weighting of 75% to the IPO scenario and 25% to the option-pricing model. The IPO scenario in the October 31 Report included an expected valuation range of $500 million to $1 billion and placed a 15% weight on a $500 million valuation, a 50% weight on a $750 million valuation, and a 35% weight on a $1 billion valuation. The resulting value was then discounted for the estimated time between the valuation date and completion of an IPO, yielding a valuation of $3.61 per share. The option-pricing model in the October 31 Report used an estimated equity value of $459 million, or $1.69 per share. The weighting of these two models combined to yield an estimated value of the Company’s common stock of $3.14 per share.

Consistent with its practice, the Company considered several factors in determining whether an updated estimate of the fair value of its common stock was required as of January 31, 2011. The Company chose its underwriters on January 14, 2011, held its organizational meeting regarding the IPO with those underwriters on January 25, 2011, and first provided forecast information to sell-side analysts on January 31, 2011. The meetings that took place in January and early February were solely intended to provide an overview of the Company’s business, to discuss the IPO process and to begin drafting the Form S-1. The Company neither presented its financial performance as part of the underwriter selection process, nor discussed any estimates of potential valuation during any meetings with underwriters that took place in January or early February 2011. As of the date of the February 28 Report (as defined below), the underwriters had not provided any indicative valuations of the Company.

In considering the option-pricing method, the Company noted its financial performance during the quarter ending January 31, 2011 did not materially deviate from the forecast used in the October 31 Report to warrant an update to the discounted cash flows considered within the option-pricing model. Specifically, though the Company’s net loss improved from a forecast of ($3.7 million) to actual results of ($1.4 million) for the period ending January 31, 2011, the resulting discounted cash flow value included in the model remained $0 for this period as the model only incorporates positive cash flow values. The Company’s internal forecasts for years beyond fiscal 2011 had not changed significantly from the forecasts used within the October 31 Report. In addition, there were no significant changes in the Company’s operations, strategies or other factors to warrant an updated valuation. By adjusting the option-pricing model to include the Company’s actual results for the quarter ending January 31, 2011, as well as a reduced discount rate and an increased revenue multiple, the valuation increases only slightly from $459 million to $464 million, or approximately 1%. This highlights the relative significance of the IPO scenario and the assumptions underlying this model to the overall estimated valuation of the fair value of the Company’s common stock. In considering the IPO

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scenario, though market conditions and valuations of comparable entities appeared to be improving on or about January 31, 2011, there was substantial uncertainty as to whether these recent increases were sustainable. As there remained substantial uncertainty of the Company’s ability to complete an offering in light of market conditions at that time, the Company maintained that the 75% probability weighting associated to the IPO scenario within the October 31 Report was sufficiently high so as to not warrant an increase in the probability weighting as of January 31, 2011. The Company therefore continued to conclude that $3.14 remained the best estimate of the fair value of its common stock as of January 31, 2011.

The facts and circumstances underlying the October 31 Report changed sufficiently during late February and early March 2011 to necessitate an updated valuation, specifically including the following: the filing of the Company’s Form S-1 on February 11, 2011, the Company’s first quarter performance versus its financial internal forecasts and increased market valuations for comparable publicly traded entities and implied valuations for comparable private entities during February and March 2011.

In considering the option-pricing model, by late February and early March the Company’s actual financial performance began to exceed its forecasted expectations by approximately 20% as compared to its initial budget for the quarter ending April 30, 2011. This resulted in an increased discounted cash flow value through a reduced discount rate and increased revenue multiple. In considering the IPO scenario, the Company filed its Form S-1 on February 11, 2011, which consequently raised the probability of the IPO scenario, thus leading to an increase in the weighting assigned to the IPO scenario in the resulting report as of February 28, 2011 (the “February 28 Report”) from 75% to 80%. Additionally, as the Company’s performance for the quarter to date exceeded its expectations and as it began to see sustained and accelerated increases in market valuations of comparable entities, the Company increased several variables within the IPO scenario. For the purposes of the February 28 Report the Company increased the range of its expected market capitalization to between $750 million and $2 billion. The February 28 Report assigned a 10% probability to a $750 million valuation, a 75% probability to a $1.5 billion valuation and a 15% probability to a $2 billion valuation. These increases were in part driven by the performance of comparable publicly traded entities that either sustained their significant recent increases or experienced significant increases in market capitalization in February and March 2011. Specifically, the share prices of two companies that recently became public, Youku.com Inc. American Deposit (“Youku”) and Demand Media Inc. (“Demand Media”), both internet-based media entities, provide examples of the improved market conditions that the Company noted during February 2011. Youku’s shares began trading on December 8, 2010 at a price of $33 per share for a market capitalization of approximately $3.5 billion. Youku’s share price increased to as high as $43 per share on December 9, 2010 after which the price fell to $30 per share on January 31, 2011. Youku’s share price subsequently increased to $42 per share on February 28, 2011 representing a 40% increase during the month. Demand Media began trading at $23 per share on January 27, 2011, for a market capitalization of approximately $1.9 billion. Demand Media’s share price decreased to $20 on January 31, 2011 after which it increased to $23 as of February 28, 2011 representing a 15% increase during the month.

In addition, several comparable private entities received third party investments in February and March 2011 that implied increased valuations, and several others indicated their intent to undertake an IPO in the same timeframe as the Company, thereby stimulating the associated financial markets and expectations for these entities. Although the information provided below cannot be independently verified, the indication of an apparent acceleration of market valuations of comparable entities within the internet media industry impacted management’s judgments and served as a factor in determining the range of estimates of the Company’s market capitalization used in the IPO

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scenario. The following represents a sample of the information the Company considered in determining that the IPO scenario valuation should be increased as of February 28, 2011 and not as of any earlier date.

•

According to a Dow Jones newswire report dated January 3, 2011, Goldman Sachs made an investment in Facebook, Inc. based on a $50 billion valuation. In an article on Reuters on March 4, 2011 Facebook’s reported valuation had increased to $65 billion, representing a 30% increase.

•

According to an article published by GuardianUnlimited on February 23, 2011, Spotify received a $1 billion valuation based on recent investments from parties that include Kleiner Perkins Caufield & Byers and DST Global. This represents a 300% increase from a $250 million valuation reported by the Financial Times on August 4, 2010.

•

Groupon’s reported valuation increased from $15 billion based on a New York Times article dated January 13, 2011 to $25 billion according to a Montreal Gazette article dated March 18, 2011 based on investments from parties that include Andreessen Horowitz and Kleiner Perkins Caufield & Byers, representing an increase of 67%.

•

Zynga’s reported valuation increased from $6 billion as of January 10, 2011 to $10 billion as of February 17, 2011 based on investments from parties that include Morgan Stanley and T. Rowe Price according to New York Times reports published on those dates, representing an increase of 67%.

These factors increased the Company’s expected market capitalization which, combined with the increased probability of completion of an IPO, led to an increase in the value of the Company’s common stock in the IPO scenario according to the February 28 Report. The estimated value of the Company’s common stock was $7.46 per share under the IPO scenario and $1.87 using the option-pricing model in the February 28 Report, resulting in a common stock value of $6.35 per share.

In summary, three key factors drove the increase in the valuation of the Company’s common stock in February 2011. First, the Company filed its Form S-1 on February 11, 2011 thereby increasing the probability of completing the IPO process. Second, in late February and early March the Company’s financial performance began to exceed its internal forecasts, leading to increases in its expected discounted cash flows as well as increases in its expected market capitalization. Third, market valuations for comparable publicly traded entities and implied valuations for comparable private entities based on recent investments suggested a sharp increase in valuations during February and March 2011. As a result of this new information, an updated independent third party valuation analysis determined that the value of the Company’s common stock increased from $3.14 to $6.35 per share on February 28, 2011. The Board accepted this valuation and first associated this price to options granted on March 31, 2011.

With regard to the Staff’s questions regarding the disproportionate increases in certain cost and expense categories relative to revenue performance, the Company respectfully advises the Staff that the Company operates in a dynamic environment where it makes decisions at a rapid pace as it strives for and invests in the growth of its business. Specifically, during the quarter ending January 31, 2011 marketing and sales expenses, general and administrative expenses, and

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content acquisition costs grew at a faster rate than revenue. Marketing and sales expenses increased $4.7 million, or 48%, primarily due to $3.5 million in additional commissions driven by an 18% increase in headcount and higher overall commissions driven by higher revenues. In addition, the Company’s commissions plan is an annual plan where sales personnel earn payment accelerators once their annual sales targets are achieved. These accelerators were achieved during the quarter ending January 31, 2011 for many of the Company’s sales personnel, thus contributing to the increase in marketing and sales expense for the quarter.

General and administrative expenses increased $1.1 million, or 29%, primarily due to $0.7 million in additional employee-related costs driven by a 20% increase in headcount as the Company continued to add resources intended to support the Company’s growth and in the preparation for the anticipated demands of becoming a public company.

Content acquisition costs increased $5.8 million, or 32%, due primarily to higher music license fees driven by an approximate 30% increase in listener hours as compared to the prior quarter. The majority of the Company’s content acquisition costs are based on usage metrics such as listener hours, while a lesser amount is based on revenue. Therefore as listener hours increase, the Company expects a corresponding increase in content acquisition costs. During the quarter ending January 31, 2011, listener hours increased at a faster rate than revenue, which is largely based on advertising, thus leading to the disproportionate increase in content acquisition costs.

5.	We note your response to comment 25 from our letter dated March 10, 2011. Please revise your disclosure to include the information provided in your response.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61 to include the disclosure in its response to comment 25 from the Staff’s letter dated March 10, 2011, to the extent it was not already disclosed.

6.	We note your response to comment 26 from our letter dated March 10, 2011. We anticipate receiving your discussion of each significant factor contributing to the difference between the fair value of the common stock as of the date of each grant for the options and restricted stock awards and the estimated IPO price in an amendment after the IPO price range has been determined.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will include, in a subsequent amendment to the Registration Statement, responsive disclosure upon determination of the offering price range.

Expand Distribution, page 68

7.	We note your response to the last sentence of comment 11 and comment 27 from our letter dated March 10, 2011. Please revise to provide more fulsome disclosure concerning how you are working with automobile manufacturers and their suppliers to seamlessly integrate the Pandora service into their automobiles via technologies that link to smartphones.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71.

Advertising, page 69

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8.	We note your response to comment 33 from our letter dated March 10, 2011, and are reissuing the comment in part. Please revise to explain your statement that “an ad may allow the advertiser to create a custom radio station using dimensions that are central to an advertiser’s brand.” Further, discuss how you intend to implement such products as including “an ad [that] may be triggered by a specific listener even such as skipping a song” without compromising your listener base.

Response: The Company respectfully advises the Staff that, upon reflection, the Company has elected to delete the statements referenced in the Staff’s comment as the Company believes such statements do not enhance the disclosure or provide any information of value to investors.

Cash Incentive Payments, page 91

9.	We note your response to comment 37 from our letter dated March 10, 2011. Insofar as Mr. Trimble’s actual non-equity incentive plan compensation for the fiscal year recently completed has been disclosed, as have the advertising revenues upon with it was based, we are unable to agree that continued non-disclosure of the performance target for fiscal 2011 is appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91.

Financial Statements

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet and Net Income (Loss) Per Share, page F-8

10.	We note your response to comment 42 from our letter dated March 10, 2011. We anticipate your disclosure of the impact of dividends in the pro forma stockholders’ equity or the pro forma net income (loss) per share in a future amendment after an estimated price range per share for the offering has been determined.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will include, in a subsequent amendment to the Registration Statement, responsive disclosure upon determination of the offering price range.

Part II

Recent Sales of Unregistered Securities

11.	We note your response to comment 47 from our letter dated March 10, 2011, and the revisions you have made in Part II at page II-3. Please revise to include the value of the consideration received for the 50,000 shares issued on July 21, 2010.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-3.

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We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2018 with any questions you may have respecting the foregoing.

Very truly yours,

/s/ Martin A. Wellington
Martin A. Wellington, Esq.

Enclosures

cc:	Mr. Joseph Kennedy, Pandora Media, Inc.

Mr. Steven Cakebread, Pandora Media, Inc.

Ms. Delida A. Costin, Esq., Pandora Media, Inc.

Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation
Mr. Michael Nordtvedt, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation